
February 28, 2023

Worthing Jackman
President and Chief Executive Officer
Waste Connections, Inc.
6220 Hwy 7, Suite 600
Woodbridge
Ontario L4H 4G3
Canada

> **Re: Waste Connections, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed February 16, 2023**
> **File No. 001-34370**

Dear Worthing Jackman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2022

Non-GAAP Financial Measures, page 72

1. We note your disclosure explaining that you present a measure of adjusted free cash flow because it is widely used as a liquidity measure in the solid waste industry. You include a reconciliation between this non-GAAP measure and net cash flows provided by operating activities, which is generally regarded as a liquidity measure, and identify adjustments for various cash transactions in defining the measure.

    However, you also disclose that you are using the adjusted free cash flow measures to evaluate and monitor the ongoing financial performance of your operations and explain that you "further adjust" the calculation to exclude the effects of items that you believe impact your ability to assess the operating performance of the business.

Please expand your disclosure to explain how management is using the non-GAAP adjusted free cash flow measures to assess performance, include the reasons you believe the measures are useful to investors, and provide a reconciliation between the most directly comparable GAAP measure of performance and your non-GAAP measures to comply with Item 10(e)(1)(i)(B) and (C) of Regulation S-K.

Please also revise your description of adjusted free cash flow to encompass all of the adjustments depicted in your reconciliation and to clarify why distributions to non-controlling interests are mentioned but do not appear in the reconciliation.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Gus Rodriguez, Staff Accountant, at (202) 551-3752 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation